As filed with the Securities and Exchange Commission on May 19, 2004



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934




                                HSBC Holdings plc

              42nd Floor, 8 Canada Square, London E14 5HQ, England

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F...X...                           Form ...40-F...


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes......                                  No....X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

..............................N/A..............................

The following items are hereby incorporated by reference in the following HSBC Holdings plc registration statements (file numbers 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288 and 333-113427):

1. HSBC and Household Unaudited Pro Forma Condensed Combined Financial Information For the Years Ended December 31, 2003 and 2002, a copy of which is attached hereto as Annex A.

2. HSBC and Household Notes to Unaudited Pro Forma Condensed Combined Financial Information, a copy of which is attached hereto as Annex B.

3. Ratios of Earnings to Combined Fixed Charges and Preference Share Dividends, a copy of which is attached hereto as Annex C.

Annex A


                               HSBC AND HOUSEHOLD
          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On March 28, 2003, HSBC acquired 100 per cent of the voting common stock of Household International, Inc (`Household').

HSBC and Household are providing the following unaudited pro forma condensed combined financial information and explanatory notes, which we refer to as the pro forma financial information, to illustrate the impact of the merger on the companies' results of operations under the acquisition method of accounting.

The pro forma financial information for the years ended December 31, 2003 and 2002 is presented on a U.K. GAAP basis.


                                                        HSBC and Household
                                    Unaudited Pro Forma Condensed Combined Statement of Income
                                               For the Year Ended December 31, 2003

                                             HSBC
                                          (including                                                     Aquisition
                                        Household for 9                                                  accounting   Pro forma HSBC
                                        months, 3 days)     Household 87 days ended 28 March 2003        adjustments       group
                                        ---------------  --------------------------------------------   ------------- --------------
                                            UK GAAP         US GAAP      Adjustments        UK GAAP        UK GAAP       UK GAAP
                                        ---------------  ------------- ----------------   -----------   ------------- --------------
                                             $m                $m             $m             $m            $m               $m

                                            (Note 1)      (Notes 1,4)      (Note 5)                      (Notes 3,6)

Interest income                            $    39,968   $     2,508   $       978(a,c)   $     3,486   $       (81)  $    43,373
Interest expense                               (14,370)         (897)         (175)(c)         (1,072)          197       (15,245)
                                           ------------  ------------  ------------       ------------  ------------  -----------
Net interest income                             25,598         1,611           803              2,414           116        28,128
Other operating income                          15,474           989          (296)(b,c)          693             7        16,174
                                           ------------  ------------  ------------       ------------  ------------  -----------
Operating income                                41,072         2,600           507              3,107           123        44,302
Operating expenses excluding goodwill          (21,082)       (1,233)          139(a,f,h,      (1,094)            8       (22,168)
                                                                                   i,j)
Goodwill amortization                           (1,450)            -           (87)(d,e)          (87)          (32)       (1,569)
                                           ------------  ------------  ------------       ------------  ------------  -----------
Operating profit before provisions              18,540         1,367           559              1,926           99         20,565
Provisions for bad and doubtful debts
 and contingencies                              (6,128)         (976)         (410)(c)         (1,386)            -        (7,514)
Loss from foreign currency
redenomination in Argentina                         (9)            -           -                    -             -            (9)
Amounts written off fixed asset
investments                                       (106)            -           -                    -             -          (106)
                                           ------------  ------------  ------------       ------------  ------------  -----------
Operating profit                                12,297           391           149                540            99        12,936
Share of operating profits less
losses of associates and joint ventures            105             -           -                    -             -           105
Gains on disposal of investments and
fixed assets                                       414            37           -                   37             -           451
                                           ------------  ------------  ------------       ------------  ------------  -----------
Profit on ordinary activities before tax        12,816           428           149                577            99        13,492
Tax on profit on ordinary activities            (3,120)         (182)          (90)(g,j)         (272)           (1)       (3,393)
                                           ------------  ------------  ------------       ------------  ------------  -----------
Profit on ordinary activities after tax          9,696           246            59                305            98        10,099
Minority interests                                (922)            -             -                  -             -          (922)
                                           ------------  ------------  ------------       ------------  ------------  -----------
Profit attributable to shareholders        $     8,774   $       246   $        59        $       305   $        98   $     9,177
                                           ============  ============  ============       ============  ============  ============


                                            Actual                                                                      Pro forma
                                           enlarged                                                                   enlarged HSBC
                                          HSBC group                                                                      group
                                        ---------------                                                               --------------
                                           UK GAAP                                                                       UK GAAP
                                        ---------------                                                               --------------
Per ordinary share
- Basic earnings                                 $0.84                                                                       $0.86

- Diluted earnings                               $0.83                                                                       $0.85
                                           ============                                                               ============
Average number of ordinary shares in
issue (in millions)                             10,421                                                                      10,724
Average number of ordinary shares in
issue assuming dilution (in millions)           10,539                                                                      10,845
                                           ============                                                               ============

                           The Notes to the Unaudited Pro Forma Condensed Combined Financial Information
                                              are an integral part of this Statement.




                                                        HSBC and Household
                                    Unaudited Pro Forma Condensed Combined Statement of Income
                                               For the Year Ended December 31, 2002



                                                 HSBC                                                      Acquisition   Pro forma
                                             (excluding                                                    accounting     enlarged
                                              Household)                    Household                      adjustments   HSBC group
                                             ----------- ----------------------------------------------   ------------- ------------
                                               UK GAAP       US GAAP       Adjustments        UK GAAP        UK GAAP       UK GAAP
                                             ----------- ------------- -------------------- -----------   ------------- ------------
                                                 $m             $m             $m               $m             $m            $m

                                              (Note 1)    (Notes 1,4)       (Note 5)                       (Notes 3,6)

Interest income                              $   28,595   $   10,528   $    3,540 (a,c)     $   14,068    $     (471)   $   42,192
Interest expense                                (13,135)      (3,871)        (675) (c)          (4,546)        1,144       (16,537)
                                             -----------  -----------  -----------          -----------   -----------   -----------
Net interest income                              15,460        6,657        2,865                9,522           673        25,655
Other operating income                           11,135        4,153       (1,467)(b,c)          2,686            19        13,840
                                             -----------  -----------  -----------          -----------   -----------   -----------
Operating income                                 26,595       10,810        1,398               12,208           692        39,495
Operating expenses excluding goodwill           (14,954)      (3,745)        (400)(a,f,h,i)     (4,145)           46       (19,053)
Goodwill amortization                              (854)           -         (360)(d,e)           (360)         (140)       (1,354)
                                             -----------  -----------  -----------          -----------   -----------   -----------
Operating profit before provisions               10,787        7,065          638                7,703           598        19,088
Provisions for bad and doubtful debts and
contingencies                                    (1,360)      (4,434)      (1,546)(c)           (5,980)            -        (7,340)
Loss from foreign currency redenomination
in Argentina                                        (68)           -            -                    -             -           (68)
Amounts written off fixed asset investments        (324)           -            -                    -             -          (324)
                                             -----------  -----------  -----------          -----------   -----------   -----------
Operating profit                                  9,035        2,631         (908)               1,723           598        11,356
Share of operating profits less losses of
associates and joint ventures                       107            -           -                     -             -           107
Gains on disposal of investments and fixed
assets                                              508         (378)          -                  (378)            -           130
                                             -----------  -----------  -----------          -----------   -----------   -----------
Profit on ordinary activities before tax          9,650        2,253         (908)               1,345           598        11,593
Tax on profit on ordinary activities             (2,534)        (695)         195(g)              (500)           35        (2,999)
                                             -----------  -----------  -----------          -----------   -----------   -----------
Profit on ordinary activities after tax           7,116        1,558         (713)                 845           633         8,594
Minority interests                                 (877)           -            -                    -             -          (877)
                                             -----------  -----------  -----------          -----------   -----------   -----------
Profit attributable to shareholders          $    6,239   $    1,558   $     (713)          $      845    $      633    $    7,717
                                             ===========  ===========  ===========          ===========   ===========   ===========

Per ordinary share
- Basic earnings                                 $0.67                                                                 $0.73
- Diluted earnings                               $0.66                                                                 $0.72
Average number of ordinary shares in issue  ===========                                                           ============
(in millions)                                    9,339                                                                10,612
Average number of ordinary shares in issue
assuming dilution (in millions)                  9,436                                                                10,718
                                            ===========                                                           ============

                           The Notes to the Unaudited Pro Forma Condensed Combined Financial Information
                                              are an integral part of this Statement.

Annex B


                               HSBC and Household
      Notes to Unaudited Pro Forma Condensed Combined Financial Information


Note 1 - Basis of Presentation

HSBC Holdings plc (`HSBC') are providing the unaudited pro forma condensed combined financial information and explanatory notes, which we refer to as the pro forma financial information, to illustrate the impact of the merger on the companies' results of operations under the acquisition method of accounting.

The pro forma financial information for the years ended December 31, 2003 and 2002 is presented on a U.K. GAAP basis and combines the following:

o HSBC's historical financial information for the years ended December 31, 2003 and 2002.

o Household's historical financial information on a U.S. GAAP basis for the year ended December 31, 2002 and 87 days ended March 28, 2003, adjusted to conform with HSBC's accounting policies under U.K. GAAP as described in Notes 4 and 5.

o Pro forma adjustments related to acquisition accounting utilizing the respective fair values of Household's assets and liabilities as of March 28, 2003 as described in Notes 3 and 6.

The unaudited pro forma condensed combined statements of income for the years ended December 31, 2003 and 2002 give effect to the merger as if it had been consummated on January 1, 2003 and 2002, respectively. In each case, this is the first day of the financial period presented.

The pro forma financial information is based on, and derived from, and should be read in conjunction with, the historical consolidated financial statements and related notes of HSBC and Household.

The pro forma financial information includes costs and adjustments to record certain assets and liabilities of Household at their respective fair values. The fair values of the assets and liabilities acquired have been determined on a provisional basis pending completion of the fair value appraisal process.

Household's historical financial information for the year ended December 31, 2002 reflects the following two significant items:

(i) the $525 million pre-tax charge recorded by Household in the third quarter of 2002 relating to Household's agreement with a multi-state working group of state attorneys general and regulatory agencies to effect a nationwide resolution of alleged violations of federal and state consumer protection, consumer finance and banking laws and regulations related to real estate secured lending from its retail branch consumer lending operations as operated under the HFC and Beneficial brand names.

(ii) During the fourth quarter of 2002, in conjunction with efforts to make the best use of its capital and in recognition that Household Bank, f.s.b. (the "Thrift") was not in Household's long-term strategic interest, Household completed the disposition of substantially all of the remaining assets and deposits of the Thrift. A loss of $378 million (pre-tax) was recorded with respect to the disposition of these assets and deposits.

The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the merger had been consummated during the period for which the pro forma financial information is presented, nor is it necessarily indicative of future operating results of the combined group.

Note 2 - Acquisition accounting

HSBC has accounted for the merger using acquisition accounting under U.K. GAAP. Under this method of accounting, the assets and liabilities of Household have been recorded, as of the completion date of the merger, March 28, 2003, at their respective fair values and added to those of HSBC. Financial statements and reported results of operations of HSBC issued after consummation of the merger reflect these values, but prior HSBC financial statements will not be restated retroactively to reflect the historical financial position or results of operations of Household.

All pro forma financial information contained in this document has been prepared using the acquisition method to account for the merger. Under U.K. GAAP, the determination of the purchase price was based on the price of HSBC ordinary shares as of March 28, 2003, the date the merger was completed.

Note 3 - Purchase Price Computation and Allocation

The computation of the purchase price of $14,798 million on a U.K. GAAP basis included in the pro forma financial information comprised:

                                                                        $m
  Purchase price:
     Value of HSBC shares issued ..............................    $13,405
     Fair value of outstanding Household share options ........        112
     Fair value of the equity component of Household 8.875%
     Adjustable Conversion-Rate Equity Security Units .........         21
     Cash consideration paid by HSBC for Household
     cumulative preferred stock ...............................      1,120
     Acquisition costs including stamp duty and stamp
     duty reserve tax .........................................        140
                                                               -----------
                                                                   $14,798
                                                               ===========

The assets and liabilities at the date of acquisition and the total consideration paid are set out in the following table:

                                                                     Accounting
                                                           Book          policy                           Fair
                                                          value      alignments    Revaluations          value
                                                             $m              $m              $m             $m
     At date of acquisition
     Items in the course of collection from other
       banks .....................................        $ 840               -               -           $ 840
     Loans and advances to banks .................          431               -               -             431
     Loans and advances to customers .............       81,559          20,990           1,175         103,724
     Debt securities .............................        3,635             (44)             44           3,635
     Equity shares ...............................          697               -               -             697
     Intangible assets............................        1,517               -          (1,467)             50
     Tangible fixed assets .......................          521               -              35             556
     Other asset categories ......................       10,058             (58)            570          10,570
     Deposits by banks ...........................       (1,915)              -               -          (1,915)
     Customer accounts ...........................         (895)              -               -            (895)
     Debt securities in issue ....................      (78,736)        (21,954)         (3,859)       (104,549)
     Provisions for liabilities and charges ......         (576)              -             (77)           (653)
     Subordinated liabilities ....................       (1,130)              -             (62)         (1,192)
     Other liability categories ..................       (5,954)             25            (580)         (6,509)
                                                   -------------   -------------   -------------   -------------
     Net assets acquired..........................     $ 10,052         $(1,041)        $(4,221)          4,790
                                                   =============   =============   =============
     Goodwill.....................................                                                       10,008
                                                                                                   -------------
     Total consideration including costs of
     acquisition .................................                                                     $ 14,798
                                                                                                   =============


The adjustments in the above table represent the following:
Accounting policy alignments reflecting primarily:
- securitizations treated as sales under U.S. GAAP but treated as financing transactions under U.K. GAAP;
-    timing of expense recognition on loan origination and software costs; and
-    deferred taxation relating to these items.

Revaluations, reflecting the recognition of:
-    the fair value of financial instruments acquired;
-    the fair value of the pension scheme surplus;
-    the tax effect of other revaluations;
- the write-off of goodwill and intangibles previously recognised on Household's balance sheet; and
-    the fair value of separable intangibles at the date of acquisition.

The fair values of the assets and liabilities acquired have been determined on a provisional basis pending completion of the fair value appraisal process.

The total consideration paid for the acquisition of Household calculated in accordance with U.S. GAAP was $15,761 million. As part of the consideration for the acquisition, HSBC allotted 1,273,297,057 new ordinary shares of $0.50. The value ascribed to each HSBC ordinary share for U.S. GAAP purposes was $11.28, derived from the five-day average (November 12, 2002 to November 18, 2002) of the daily HSBC ADR price at the time the bid was announced. Under U.K. GAAP, the value of the shares issued is calculated at the date of completion and was the equivalent of $10.57 per share.

Under U.S. GAAP, intangible assets with a total value of $3,003 million were recognised on acquisition. Of these intangible assets, $715 million have an indefinite useful life and are not amortised but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The remaining intangible assets have finite useful lives generally ranging from 5 to 10 years over which their value less any terminal value is amortised to the profit and loss account. The value of intangible assets recognised under U.S. GAAP is greater than that recognised under U.K. GAAP, reflecting the different recognition criteria under U.S. GAAP. The higher value of intangible assets recognised under U.S. GAAP results in a lower value of goodwill arising.

Note 4 - Reclassifications to conform Household Historical Financial Information to HSBC Presentation under U.K. GAAP

Reclassifications have been made to the Household Historical Financial Information presented under U.S. GAAP to conform to HSBC's presentation under U.K. GAAP. None of these reclassification adjustments has an impact on net income.

Note 5 - U.K. GAAP adjustments to Historical Household Statements of Income

Household prepares its consolidated financial statements in accordance with U.S. GAAP. For purposes of preparing the pro forma financial information, Household's historical consolidated financial statements have been adjusted to conform with HSBC's accounting policies under U.K. GAAP by giving effect to the adjustments described below.

         a. Deferred Origination Expenses

         Under U.S. GAAP, certain direct loan origination costs are deferred and recognized over the life of the related loans as a reduction in the loan's yield. Under U.K. GAAP, HSBC applies a more restricted definition of the directly incurred origination costs which are deferred and subsequently amortized over the life of the loans and classified as operating expenses. The impact of aligning with HSBC's accounting policies is to reduce the amount of origination costs deferred on the balance sheet, to reduce correspondingly the amortization cost from deferred origination costs and to increase operating expenses.

         b.  Derivative Financial Instruments

         Under U.S. GAAP, all derivatives are recognized on the balance sheet at their fair value. Derivatives are designated either as a fair value hedge, a cash flow hedge, a hedge of a net investment in a foreign operation, or a non-hedging derivative. Changes in the fair value of derivatives designated as fair value hedges, along with the change in fair value of the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings. Changes in the fair value of derivatives designated as cash flow hedges, to the extent effective as a hedge, are recorded in accumulated other comprehensive income and reclassified into earnings in the period during which the hedged item affects earnings. Changes in the fair value of derivatives used to hedge net investment in foreign operations, to the extent effective as a hedge, are recorded in common shareholders' equity as a component of the cumulative translation adjustment account within accumulated other comprehensive income. Changes in the fair value of derivative instruments not designated as hedging instruments and ineffective portions of changes in the fair value of hedging instruments are recognized in earnings in the period of change in fair value.

         Under U.K. GAAP, non-trading derivatives, including qualifying interest rate swaps, are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognized on the same basis as that arising from the related assets, liabilities or positions.

         For purposes of the presentation of Household's U.K. GAAP financial information, all adjustments to measure non-trading derivatives at fair value have been reversed.

         c. Receivables Sold and Serviced with Limited Recourse and Securitization Revenue

         Some receivables have been securitized and sold to investors with limited recourse with servicing rights retained by Household. Under U.S. GAAP, the receivables are removed from the balance sheet and a gain on sale is recognized for the difference between the carrying value of the receivables and the sales proceeds. The resulting gain is adjusted by a provision for estimated probable losses under the recourse provisions based on historical experience and estimates of expected future performance.

         In connection with these transactions, an interest-only strip receivable, representing the contractual right to receive interest and other cash flows from Household's securitization trusts, is recorded. The interest-only strip receivables are reported at fair value with unrealized gains and losses recorded as adjustments to common shareholders' equity in accumulated other comprehensive income, net of income taxes.

         Under U.K. GAAP, the Household securitizations are treated as financing transactions. The securitized receivables are treated as owned by Household and consequently are included on Household's balance sheet. Any gains recorded under U.S. GAAP on these transactions and fair value adjustments to the interest-only strip receivables are reversed. A credit loss provision is established for these receivables. For certain securitization transactions, the receivables and associated debt are reported under U.K. GAAP under a "linked presentation" format where the debt is non-recourse and is repayable only from benefits generated by the assets being financed, or by transfer of the assets themselves. In a linked presentation, the non-recourse debt is shown deducted from the related gross receivables on the face of the balance sheet.

         d.  Goodwill

         Under U.S. GAAP, amortization of goodwill recorded in past business combinations ceased on January 1, 2002. Prior to that time goodwill was amortized over its estimated useful life. Under U.K. GAAP, for acquisitions prior to 1998, goodwill was charged against reserves in the year of acquisition. For acquisitions made since January 1, 1998, goodwill is included in the balance sheet and amortized over its useful economic life on a straight-line basis. In the pro forma presentation, for acquisitions prior to 1998 goodwill arising has been eliminated in other reserves and related goodwill amortization prior to 2002 has been reversed. For post-1998 acquisitions, amortization has been included in the income statements for the year ended December 31, 2002 and 87 days ended March 28, 2003.

         e.    Household's Merger with Beneficial Corporation

         On June 30, 1998, Household merged with Beneficial Corporation ('Beneficial') a consumer finance company headquartered in Wilmington, Delaware. Each outstanding share of Beneficial common stock was converted into 3.066 shares of Household's common stock, resulting in the issuance of approximately
168.4 million shares of Household common stock to the former Beneficial shareholders. In addition, each share of Beneficial's convertible preferred stock was converted into Household common stock and each share of Beneficial's other preferred stock was converted into newly created Household preferred stock with terms substantially similar to those of the previously existing Beneficial preferred stock. Under U.S. GAAP, the merger was accounted for as a pooling of interests, and, as such, the consolidated financial statements of Household include the financial position, results of operations and changes in cash flows of Beneficial for all periods presented.

         Under U.K. GAAP, the merger of Household and Beneficial has been accounted for using acquisition accounting and, as such, the assets and liabilities of Beneficial at June 30, 1998 would have been recorded at their respective fair values and added to the assets and liabilities of Household. Such fair value adjustments would not have been significant. The excess of the purchase price over the net tangible assets of Beneficial has been recorded as goodwill and reflected in the Household U.K. GAAP balance sheet. The amortization of this goodwill over a 20-year estimated life has been reflected in the Household U.K. GAAP income statements for the year ended December 31, 2002 and 87 days ended March 28, 2003.

         This difference between U.K. GAAP and U.S. GAAP does not affect the pro forma net income of the enlarged HSBC Group.

         f.  Costs of Software for Internal Use

         Under U.S. GAAP, costs incurred in the application development stage of software are capitalized and amortized over the estimated useful life of the software. Under U.K. GAAP, HSBC generally expenses costs of software developed for internal use. In the pro forma presentation, any software costs capitalized under U.S. GAAP have been expensed in the period incurred and the resulting amortization has been eliminated.

         g.  Income Taxes

         Where appropriate, the adjustments from U.S. GAAP to U.K. GAAP on the statements of income of Household have been tax effected assuming an effective tax rate of 36.5% for the year ended December 31, 2002, and 36.15% for the 87 days ended March 28, 2003.

         Under U.S. GAAP, tax credits on share compensation expense are not recorded in arriving at net income, but instead are recorded as part of shareholders' equity. Under U.K. GAAP, such credits form part of the profit for the year.

         h. Stock Compensation

         In the second quarter of 2002, Household adopted the fair value method of accounting for its stock option and employee stock purchase plans in 2002. Under the guidance of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123"), companies may either recognize stock-based compensation expense associated with these plans currently in income or disclose the pro forma impact of the expense. Pursuant to the requirements of SFAS 123, options granted prior to January 1, 2002 continue to be accounted for under Accounting Principles Board Opinion No.25, under "Accounting for Stock Issued to Employees," under which expenses for stock options are generally not recognized.

         Under U.K. GAAP as applied by HSBC, no compensation costs are recognized where options are granted under Save-As-You-Earn schemes or at the fair value of shares.

         i. Change in control payments

         Change in control payments to Household executives totaling $97 million were payable under 10 employment agreements which came into effect on the completion of the acquisition. Under U.S. GAAP, these have been expensed prior to the acquisition date.

         The amount estimated to have been payable under employment arrangements existing prior to announcement of the merger is approximately $48 million. This amount has been included as a fair value adjustment under U.K. GAAP. The balance of $49 million in connection with such employment agreements has been charged to the income statement immediately after completion of the acquisition.

         j. Acquisition costs

         Household's historical consolidated financial statements, prepared under U.S. GAAP, for the 87 days ended March 28, 2003 include expenses incurred upon acquisition by HSBC. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2003 give effect to the merger as if it had been consummated on January 1, 2003. These acquisition costs are eliminated from the 2003 figures in arriving at the pro forma condensed combined statements of income.

Adjustments made to the statement of income under each item described above to conform Household's U.S. GAAP consolidated financial statements with HSBC's accounting policies under U.K. GAAP are as follows:

                                                                For the          For the
                                                             87 days ended      Year Ended
                                                               March 28,       December 31,
                                                                 2003              2002
                                                                       $m               $m
     Interest income
     (a) Deferred origination expenses ...........                    $56              $217
     (c) Receivables sold and serviced with limited
       recourse and securitization revenue........                    922             3,323
                                                            ----------------  ----------------
                                                                      978             3,540
                                                            ----------------  ----------------

     Interest expense
     (c) Receivables sold and serviced with limited
       recourse and securitization revenue........                   (175)             (675)
                                                            ---------------- ------------------

     Other operating income
     (b) Derivative financial instruments ........                     (1)               (3)
     (c) Receivables sold and serviced with limited
       recourse and securitization revenue .......                   (295)           (1,464)
                                                            ---------------- ------------------
                                                                     (296)           (1,467)
                                                            ---------------- ------------------

     Operating expenses excluding goodwill
     (a) Deferred origination expenses ...........                    (69)             (316)
     (f) Costs of software for internal use ......                      -               (40)
     (h) Stock compensation.......................                     10                 5
     (i) Change in control payments...............                      -               (49)
     (j) Acquisition costs........................                    198                 -
                                                            ---------------- ------------------
                                                                      139              (400)
                                                            ---------------- ------------------

     Goodwill amortization
     (d) Goodwill.................................                     (5)              (20)
     (e) Household's merger with Beneficial.......                    (82)             (340)
                                                            ---------------- ------------------
                                                                      (87)             (360)
                                                            ---------------- ------------------

     Provisions for bad and doubtful debts and contingencies
     (c) Receivables sold and serviced with limited
       recourse and securitization revenue .......                   (410)           (1,546)
                                                            ---------------- ------------------

     Tax on profit on ordinary activities
     (g) Tax effect of adjustments ...............                    (66)              184
     (g) Tax credit on share compensation expense                       3                11
     (j) Tax credit on acquisition costs..........                    (27)                -
                                                            ---------------- ------------------
                                                                      (90)              195
                                                            ---------------- ------------------

     Total adjustments                                                $59             $(713)
                                                            ================ ==================

Note 6 - Acquisition Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Income

The unaudited pro forma condensed statements of income include amortization of pro forma merger adjustments related to the computation of the purchase price and allocation of the purchase price to the tangible assets and liabilities of Household under U.K. GAAP as described in Note 3.

Acquisition accounting adjustments are summarized as follows:

                                                                For the          For the
                                                             87 days ended      Year Ended
                                                               March 28,       December 31,
                                                                 2003              2002
                                                                       $m               $m
     Interest income
     Amortization of fair value adjustments to:...
        Receivables...............................                   $(70)           $(425)
        Debt securities...........................                     (7)             (27)
     Reduction of interest receivable from debt securities             (4)             (19)
                                                             ---------------  ---------------
                                                                      (81)            (471)
                                                             ---------------  ---------------

     Interest expense
     Amortization of fair value adjustments relating to:
       Derivatives ...............................                    (10)             120
       Senior debt................................                    205            1,017
       Subordinated liabilities ..................                      2                7
                                                             ---------------  ---------------
                                                                      197            1,144
                                                             ---------------  ---------------

     Other operating income
     Amortization of fair value adjustments to insurance
       reserves and investment securities.........                      7               19
                                                             ---------------  ---------------

     Operating expenses excluding goodwill
     Amortization of fair value adjustments relating to
       property and other assets                                       (1)               6
     Reversal of current year amortization of intangibles               9               40
                                                             ---------------  ---------------
                                                                        8               46
                                                             ---------------  ---------------

     Goodwill amortization
     Amortization of goodwill ....................                    (32)            (140)
                                                             ---------------  ---------------

     Tax on profit on ordinary activities
     Tax effect of reversing amortization of fair value
       adjustments                                                     (1)              35
                                                             ---------------  ---------------

     Total adjustments                                                $98             $633
                                                             ===============  ===============

The unaudited pro forma condensed combined income statements for the years ended December 31, 2003 and 2002 include amortization of the goodwill and fair value adjustments determined as of March 28, 2003. HSBC is amortizing the goodwill arising on the merger over a period of 20 years. Under U.K. GAAP, the fair value adjustments to tangible assets and liabilities are amortized over the remaining lives of the relevant assets and liabilities. In addition, the unaudited pro forma condensed combined income statements for the years ended December 31, 2003 and 2002 are adjusted to:

o exclude the amortization of Household's existing goodwill and intangible assets under U.K. GAAP including goodwill relating to Beneficial as described in Note 5; and

o exclude the dividends payable on the preferred stock of Household which were redeemed on completion of the merger and reduce pro forma interest income on the cash consideration paid by Household and HSBC on redemption.

Note 7 - Significant Differences between U.K. GAAP and U.S. GAAP

The pro forma financial information has been prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP.

A detailed explanation of the significant differences relating to HSBC and the reconciliation of HSBC's net income between U.K. GAAP and U.S. GAAP are contained in HSBC's annual report on Form 20-F for the year ended December 31, 2003 and report on Form 20-F/A for the year ended December 31, 2002. A detailed explanation of the significant differences relating to the reconciliation of Household's net income between U.K. GAAP and U.S. GAAP is set forth in Note 5.

Note 8 - Pro Forma Combined Net Income on a U.S. GAAP Basis

The following table summarizes the material adjustments which reconcile the unaudited pro forma combined net income under U.K. GAAP and U.S. GAAP:



                                                             For the year ended            For the year ended
Net Income                                                   December 31, 2003             December 31, 2002
                                                             $m            $m             $m              $m
Profit attributable to shareholders of enlarged HSBC
Group (U.K. GAAP)                                                          $9,177                         $7,717

(a) Lease financing                                           (114)                          (68)
(b) Shareholders' interest in long-term assurance fund        (394)                           (6)
(c) Pension costs                                              266                           (62)
(d) Stock-based compensation                                  (183)                         (289)
(e) Goodwill                                                 1,619                         1,345
(f) Internal software costs                                     18                           125
(g) Revaluation of property                                     62                            76
(h) Acquisition accounting adjustments relating to other
    acquisitions                                               (71)                           15
(i) Accruals accounted derivatives                            (606)                          224
(j) Own shares held                                             42                             -
(k) Other-than-temporary decline in value of available-for-
    sale securities                                             43                          (122)
(l) Foreign exchange differences on available-for-sale
    securities                                              (2,283)                       (2,197)
(m) Foreign exchange losses on Argentine overseas
    funding                                                     26                          (390)
(n) Loan origination                                           267                           315
(o) Securitisations                                            795                         1,090
(p) Restructuring provisions                                    96                             -
(q) Taxation : US GAAP                                         (30)                          (41)
        :on reconciling items                                  358                           307
                                                               328                           266
(r) Minority interest in reconciling items                     187                            78
                                                          ---------                     ---------
                                                                               98                            400
(s) Acquisition accounting adjustments relating to the
    merger                                                                 (1,574)                        (1,504)

                                                                         ---------                      ---------
Pro forma combined net income on a U.S. GAAP basis                         $7,701                         $6,613
                                                                         =========                      =========

The following summarizes the reasons for the significant differences between U.K. GAAP and U.S. GAAP as applicable to the net income of the enlarged HSBC Group in the Pro Forma Condensed Combined Financial Information.


(a) Lease financing

Under U.K. GAAP, finance lease income is recognized so as to give a constant rate of return on the net cash investment in the lease, taking into account tax payments and receipts associated with the lease.

Under U.S. GAAP, unearned income on finance leases is taken to income at a rate calculated to give a constant rate of return on the investment in the lease, but no account is taken of the tax flows generated by the lease.

(b) Shareholders' interest in long-term assurance fund

Under U.K. GAAP, the shareholders' interest in the in-force life assurance and fund policies of the long-term assurance funds are valued at the net present value of the profits inherent in such policies. This value includes a valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds. These are determined annually in consultation with independent actuaries and are included in "Other assets".

Under U.S. GAAP, the net present value of these profits is not recognized. An adjustment is made to amortize acquisition costs and fees in accordance with SFAS 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments".

(c) Pension costs

Under U.K. GAAP, pension costs, based on actuarial assumptions and methods, are charged so as to allocate the cost of providing benefits over the average remaining service lives of employees.

U.S. GAAP prescribes a similar method of actuarial valuation but requires assets to be assessed at fair value and the assessment of liabilities to be based on current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees.

(d) Stock-based compensation

In HSBC, executive share options are granted at fair value, and employees are granted shares at a 20 per cent discount to the fair value at the date of grant under HSBC's Save-As-You-Earn schemes. In neither case, under U.K. GAAP, are compensation costs recognized for such awards. For longer term and other restricted share award schemes, the fair value of the shares awarded is charged to compensation cost over the period in respect of which performance conditions apply. To the extent the award is adjusted by virtue of performance conditions being met or not, the compensation cost is adjusted in line with this.

Under U.S. GAAP, SFAS 123 encourages a fair value based method of accounting for stock-based compensation plans which has been adopted. HSBC follows this fair value method. Under the fair value method, compensation cost is measured at date of grant based on the value of the award and is recognized over the service period, which is usually the vesting period.

(e) Goodwill

Under U.K. GAAP, for acquisitions prior to 1998, goodwill arising on the acquisition of subsidiary undertakings, associates or joint ventures was charged against reserves in the year of acquisition.

In 1998, HSBC adopted FRS 10. For acquisitions made on or after January 1, 1998, goodwill is included in the balance sheet on a straight-line basis. FRS 10 allows goodwill previously eliminated against reserves to be reinstated, but does not require it. In common with many other U.K. companies, HSBC elected not to reinstate such goodwill. HSBC considered whether reinstatement would materially assist the understanding of readers of its accounts who were already familiar with U.K. GAAP and decided that it would not.

Goodwill included in the balance sheet is tested for impairment when necessary by comparing the recoverable amount of an entity with the carrying value of its net assets, including attributable goodwill. The recoverable amount of an entity is the higher of its value in use, generally the present value of the expected cash flows from the entity, and its net realizable value.

At the date of disposal of subsidiary undertakings, associates or joint ventures, any unamortized goodwill or goodwill charged directly against reserves, is included in HSBC's share of total net assets of the undertaking in the calculation of the profit on disposal of the undertaking.

Under U.S. GAAP, goodwill acquired up to June 30, 2001 is capitalized and amortized over its estimated useful life but not more than 25 years. Under the transition requirements of SFAS 142 "Goodwill and Other Intangible Assets", goodwill acquired after June 30, 2001 is capitalized but not amortized, and is subject to annual impairment testing as required under APB 17 "Intangible Assets". All goodwill ceased to be amortized from December 31, 2001.

U.S. GAAP requires the recoverability of goodwill to be assessed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment of goodwill relating to an entity is recognized if the sum of the estimated future cashflows (undiscounted and without interest charges) expected to be generated by that entity is less than its carrying amount. If impairment is assessed to exist, the amount recognized is the amount by which the carrying amount of the entity exceeds its fair value.

(f) Internal software costs

Under U.K. GAAP, costs of software developed for internal use are generally expensed as they are incurred.

Under U.S. GAAP, costs incurred in the application development stage of internal software must be capitalized and amortized over its estimated useful life.

(g) Revaluation of property

Under U.K. GAAP, HSBC values its properties on an annual basis and adjustments arising from such revaluations are taken to reserves. HSBC depreciates non-investment properties based on cost or the revalued amounts. No depreciation is charged on investment properties other than leaseholds with 20 years or less to expiry.

U.S. GAAP does not permit revaluations of property although it requires recognition of asset impairment. Any realized surplus or deficit is therefore reflected in income on disposal of the property. Depreciation is charged on all properties based on cost.

(h) Acquisition accounting adjustments relating to previous acquisitions

Under U.K. GAAP, certain costs which relate to either post-acquisition management decisions or decisions prior to the acquisition are required to be expensed to the profit and loss account and cannot be capitalized as goodwill, as may be required by U.S. GAAP.

(i) Accruals accounted derivatives

Under U.K. GAAP, internal derivatives used to hedge banking book transactions may be accruals accounted but under U.S. GAAP, all derivatives are held at fair value. With the exception of certain subsidiaries in North America, HSBC has not elected to satisfy the more prescriptive documentation requirements of SFAS 133 "Accounting for Derivatives Instruments and Hedging Instruments" in respect of derivative contracts.

(j) Own shares held

Under U.K. GAAP, HSBC Holdings shares are deducted from shareholders' funds (including those HSBC shares held within `Long term assurance assets attributable to policyholders'). No profits or losses are recognised on own shares held.

U.S. GAAP also requires a reduction in shareholders' equity for own shares held. HSBC shares held within `Long-term assurance assets attributable to policyholders' remain classified as an asset where the criteria for classification as `separate accounts' are met.

(k) Available-for-sale securities

Under U.K. GAAP, investment securities are included in the balance sheet at cost less provision for any permanent diminution in value.

Under U.S. GAAP, available-for-sale securities are included in the balance sheet at fair value with unrealized holding gains and losses, net of applicable taxes, included in a separate component of shareholders' equity.Where an available-for-sale security experiences an other than temporary decline in fair value below cost, this decline is treated as realized and included in earnings.

(l) Foreign exchange differences on available-for-sale securities

Under U.K. GAAP, investment securities denominated in currencies other than the functional currency of the entity concerned are included at cost less provisions for permanent diminution translated at the year end rate. Foreign exchange differences arising from this translation are recorded in the profit and loss account.

Under U.S. GAAP, those investment securities categorized as available-for-sale are held at fair value with any valuation differences (including those attributable to foreign exchange movements) being recorded as "Other Comprehensive Income".

(m) Foreign exchange losses on Argentine funding

Following pesification, HSBC Argentina's balance sheet primarily reflected Argentine peso assets more than fully funded by Argentine peso liabilities and this represents HSBC's ongoing business in Argentine. On top of this HSBC Argentina had residual external U.S. dollar liabilities which essentially represented a portion of the loss recognized in 2001. Under U.K. GAAP, these U.S. dollar liabilities, as they were no longer funding the ongoing business, were treated as a separate operation with the U.S. dollar as the unit of account. These liabilities were settled as they fell due by the Group outside Argentine. As the pro forma financial information is prepared in U.S. dollars no further translation effect arose.

Under U.S. GAAP this accounting treatment was not possible and the U.S. dollar liabilities were treated as part of the Argentine operation which accounts in Argentine pesos. As a result, as the Argentine peso weakened, the U.S. dollar denominated liabilities generated a substantial loss in Argentine pesos which was reflected in U.S. GAAP income. However, as the pro forma financial information is prepared in U.S. dollars and economically there was no change in the amount of U.S. dollars owing an exactly offsetting gain was reflected in the U.S. GAAP accounts in reserves.

(n) Loan origination

Under U.K. GAAP, fee and commission income is accounted for in the period when receivable, except when it is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, it is recognised on an appropriate basis over the relevant period. Loan origination costs are generally expensed as incurred. HSBC applies a restricted definition of the incremental, directly attributable origination expenses that are deferred and subsequently amortized over the life of the loans.

Under U.S. GAAP, certain loan fee income and direct loan origination costs are amortized to the profit and loss account over the life of the loan as an adjustment to interest income.

(o) Securitizations

Under U.K. GAAP, the accounting for securitized receivables is governed by whether the originator has access to the benefits of the securitized assets and exposure to the risks inherent in those benefits and whether the originator has a liability to repay the proceeds of the note issue:

     - The securitized assets should be derecognized in their entirety and a gain or loss on sale recorded where the originator retains no significant benefits and no significant risks relating to those securitised assets.

     - The securitized assets and the related finance should be consolidated under a linked presentation where the originator retains significant benefits and significant risks relating to those securitized assets but where the downside exposure is limited to a fixed monetary amount and certain other conditions are met.

     - The securitized assets and the related finance should be consolidated on a gross basis where the originator retains significant benefits and significant risks relating to those securitized assets and does not meet the conditions required for linked presentation.

U.S. GAAP requires that receivables that are sold to a special purpose entity and securitised can only be derecognized and a gain or loss on sale recognized if the originator has surrendered control over those securitised assets. Control has been surrendered over transferred assets if and only if all of the following conditions are met:

     - The transferred assets have been put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

     - Each holder of interests in the transferee (i.e. holder of issued notes) has the right to pledge or exchange their beneficial interests, and no condition constrains this right and provides more than a trivial benefit to the transferor.

     - The transferor does not maintain effective control over the assets through either an agreement that obligates the transferor to repurchase or to redeem them before their maturity or through the ability to unilaterally cause the holder to return specific assets, other than through a clean-up call.

     - If these conditions are not met the securitised assets should continue to be consolidated.

Where HSBC retains an interest in the securitised assets, such as a servicing right or the right to residual cash flows from the special purpose entity, HSBC recognizes this interest at fair value on sale of the assets.

There are no provisions for linked presentation of securitised assets and the related finance under U.S. GAAP.

(p) Restructuring provisions

Under U.K. GAAP, provisions are made for any direct costs and net future operating losses arising from a business that management is committed to restructure, sell or terminate, has a detailed formal plan to exit, and has raised a valid expectation of carrying out that plan.

U.S. GAAP requires that the fair value of a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Accordingly, provisions are recognized upon the implementation of the restructuring plan.

(q) Taxation

Under U.K. GAAP, deferred tax is generally provided in the accounts for all timing differences, subject to the recoverability of deferred tax assets.

Under U.S. GAAP, deferred tax assets and liabilities are recognized in respect of all temporary differences. A valuation allowance is raised against any deferred tax asset where it is more likely than not that the asset, or a part thereof, will not be realized.

In addition, where appropriate, the adjustments from U.K. GAAP to U.S. GAAP on net income and shareholders' equity have been tax effected at the relevant effective tax rate.

(r) Minority interest in reconciling items

This reflects the appropriate share of adjustments attributable to minority interests.

(s) Acquisition accounting adjustments relating to the merger

The acquisition accounting adjustments under U.K. and U.S. GAAP relating to the merger are different due to:

     o the fair value adjustments are different as the book values of certain tangible assets and liabilities of Household are different under U.K. GAAP and U.S. GAAP;

     o the value of intangible assets recognised under U.S. GAAP is greater than that recognised under U.K. GAAP, reflecting the different recognition criteria under U.S. GAAP; and

     o the value ascribed to each HSBC ordinary share for U.S. GAAP purposes was derived from the five-day average (November 12, 2002 to November 18, 2002) of the daily HSBC ADR price at the time the bid was announced. Under U.K. GAAP, the value of the shares issued is calculated at the date of completion. (See Note 3).

Annex C


   RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS

The ratios of earnings to combined fixed charges and preference share dividends for HSBC for the periods indicated, using financial information calculated in accordance with U.K. GAAP and estimated financial information adjusted to reflect U.S. GAAP, are:

                                                   Year ended December 31,
                                        ----------------------------------------
                                          2003    2002    2001     2000    1999

--------------------------------------------------------------------------------


Ratios in accordance with U.K. GAAP
Excluding interest on deposits..........  7.41    6.57    4.90     5.83    7.84
Including interest on deposits..........  1.80    1.66    1.35     1.38    1.45

Ratios in accordance with U.S. GAAP
Excluding interest on deposits..........  6.33    5.42    4.90     5.67    7.38
Including interest on deposits..........  1.67    1.53    1.34     1.37    1.42

For the purpose of calculating the ratios of earnings to bined fixed charges and preference share dividends, earnings consist of income from continuing operations before taxation and minority interests, plus fixed charges and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, preference share dividends, as applicable, and the proportion of rental expense deemed representative of the interest factor.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               HSBC Holdings plc

                                               By: /s/ P A Stafford
                                                   ----------------

                                               Name:   P A Stafford

                                               Title:  Assistant Group Secretary

                                               Date:   May 19, 2004